UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 21, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 24/May to 28/May

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM / SEP and in accordance with the provisions of CVM Instruction No. 358/02 and CVM Instruction No. 480/09, inform to their shareholders and the market in general the participation of their executives in online events, as follows:

Marco Di Costanzo – Network Development Director

Event: TELETIME Tec

Date and time: May 24th, 2021, at 09:00 a.m.

Link: www.teletime.com.br/teletimetec

Topics to be discussed: Enabling business models and services for 5G.

Mario Girasole – Regulatory and Institutional Affairs Officer

Event: TELETIME Tec

Date and time: May 25th, 2021, at 04:00 p.m.

Link: www.teletime.com.br/teletimetec

Topics to be discussed: The value of the spectrum in the Brazilian scenario.

Gustavo Alves – Administrative & Tax Services Senior Director; and

Victor De Almeida Pinto F. de Mendonça – Tax Strategy Executive Manager

Event: KPMG - Transforming Tax

Date and time: May 25th, 2021, at 05:00 p.m.

Link: https://www.youtube.com/channel/UClpCyBSNsI6WcONdPgUZTOg

Topics to be discussed: Debate on the TIM case, complexity of taxation in Brazil and how data analysis and process automation solutions can accelerate tax efficiency.

Paulo Humberto Cerchi Gouvea – Corporate Solutions Director

Event: Mobile Time

Date and time: May 26th, 2021, at 09:30 a.m.

Link: https://www.youtube.com/channel/UCWfbipkJIGH0rYpABAYp5Wg/videos

Topics to be discussed: The impact of 5G on digital transformation.

Alexandre de Oliveira Dal Forno – Corporate Marketing Executive Manager

Event: NICbrvideos Lives

Date and time: May 26th, 2021, at 10:00 a.m.

Link: https://www.youtube.com/user/NICbrvideos

Topics to be discussed: The impact of 5G on digital transformation.

Maria Antonietta Russo – Human Resources & Organization Officer

Event: HR Management C-Level Meeting

Date and time: May 27th, 2021, at 10:00 a.m.

Link: https://www.gestaoerh.com.br/pt_br/eventos/7160-encontro-c-level-chro-talk-show-transformacao-digital-neurociencia-e-cultura

Topics to be discussed: Culture for innovation, results, diversity and digital transformation within organizations.

Rio de Janeiro, May 21st, 2021.

TIM S.A. Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 21, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer